UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

CASCADIAN THERAPEUTICS, INC.

(Name of Subject Company)

CASCADIAN THERAPEUTICS, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

14740B606

(CUSIP Number of Class of Securities)

Scott D. Myers

President and Chief Executive Officer

Cascadian Therapeutics, Inc.

3101 Western Avenue, Suite 600

Seattle, WA 98121

(206) 801-2100

(Name, Address, and Telephone Number of Person Authorized To Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Paul J. Jaskot

Reed Smith LLP

Three Logan Square

1717 Arch Street, Suite 3100

Philadelphia, PA 19103

(215) 851-8180

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Cascadian Therapeutics, Inc., a Delaware corporation (“Cascadian”) with the U.S. Securities and Exchange Commission on February 8, 2018 (together with the exhibits and annexes thereto and as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Valley Acquisition Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of Seattle Genetics, Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of Cascadian’s common stock, par value $0.0001 per share. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.	Additional Information to be Furnished.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following new subsection immediately before the subsection entitled “Forward-Looking Statements”:

“Expiration of the Offer

At 12:00 midnight, New York City time, on March 9, 2018 (one minute after 11:59 P.M., New York City time, on March 8, 2018), the Offer expired as scheduled and was not extended. Merger Sub was advised by the depositary for the Offer that, as of the expiration time of the Offer, a total of 50,195,129 Shares (excluding Shares with respect to which Notices of Guaranteed Delivery, as defined in the Offer to Purchase, were delivered) were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 91% of the Shares outstanding as of the of the expiration time of the Offer. In addition, Merger Sub was advised by the depositary that Notices of Guaranteed Delivery have been delivered with respect to 144,625 additional Shares, representing less than 1% of the outstanding Shares as of the expiration time of the Offer.

The number of Shares tendered pursuant to the Offer satisfied the Minimum Condition. All conditions to the Offer having been satisfied, Merger Sub accepted for payment, and expects to promptly pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer.

Following the consummation of the Offer, Parent and Merger Sub intend to complete the acquisition of Cascadian through the Merger without a meeting of Cascadian’s stockholders in accordance with Section 251(h) of the DGCL. At the Effective Time, each Share then outstanding (other than Shares that were held by any Cascadian stockholders who properly demanded appraisal in connection with the Merger as described in “Item 8—Appraisal Rights” of the Schedule 14D-9) will be converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes, except for Shares then owned by Parent, Merger Sub, or any other wholly owned subsidiary of Parent, and Shares owned by Cascadian or any wholly owned subsidiary of Cascadian, and in each case, not held on behalf of third parties, which Shares will remain outstanding, and no consideration will be delivered in exchange therefor.

Following the Merger, the Shares will be delisted and will cease to trade on NASDAQ.

On March 9, 2018, Parent issued a press release announcing the expiration and results of the Offer. A copy of the press release is attached as Exhibit (a)(5)(D) to the Schedule 14D-9 and is incorporated herein by reference.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

(a)(5)(D)	Press Release of Parent, dated March 9, 2018, announcing the expiration and results of the Offer (incorporated herein by reference to Exhibit No. (a)(5)(ii) to the Schedule TO filed by Parent on March 9, 2018).

SIGNATURE

After due inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2018

CASCADIAN THERAPEUTICS, INC.

By:	/s/ Julia M. Eastland
	Name:	Julia M. Eastland
	Title:	Chief Financial Officer and Chief Business Officer